UNITED STATES
SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2008

ANGIOTECH PHARMACEUTICALS, INC.
(Registrant's name)

1618 Station Street,
Vancouver, B.C.
Canada V6A 1B6
(604) 221-7676
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _____     Form 40-F ___X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____    No __X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________
..

EXHIBIT INDEX

Exhibit Number	Description of Document
1. Company Press Release	ANGIOTECH ANNOUNCES FILING OF AUDITED FINANCIAL RESULTS FOR THE YEAR ENDED DECEMBER 31, 2007 AND RESTATEMENT OF RESULTS FOR THE YEAR ENDED DECEMBER 31, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: March 13, 2008	By: /s/
Name: K. Thomas Bailey
Title: Chief Financial Officer

Exhibit 1

FOR IMMEDIATE RELEASE
PRESS RELEASE
March 13, 2008

ANGIOTECH ANNOUNCES FILING OF AUDITED FINANCIAL RESULTS
FOR THE YEAR ENDED DECEMBER 31, 2007 AND RESTATEMENT OF RESULTS FOR THE
YEAR ENDED DECEMBER 31, 2006

Vancouver, BC, March 13, 2008 – Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), a global specialty pharmaceutical and medical device company, today announced the filing of its audited consolidated financial statements and Management’s Discussion and Analysis for the year ended December 31, 2007 and the restatement of its audited consolidated financial statements for the year ended December 31, 2006.

For the year ended December 31, 2007, the Company’s net loss according to GAAP was $65.9 million, as compared to $59.4 million reported in the preliminary results announced on February 14, 2008. Of the $6.5 million difference, $5.2 million relates to the finalization of the income tax provision for 2007 and $1.9 million relates to the reversal of an unadjusted difference related to the income tax provision for 2006 that was originally recorded in 2007, but because of the restatement of the 2006 results described below, is now being recorded in 2006. These two adjustments are partly offset by a $0.5 million decrease in the 2007 net loss as compared to the preliminarily reported amount, resulting from the reversal of several immaterial non-tax unadjusted differences from 2006 which were originally recorded in 2007 and are now being reflected in 2006 as a result of the restatement.

The restatement of the audited consolidated financial statements for the year ended December 31, 2006 favourably affects net earnings by $6.1 million, or $0.07 per share, and is primarily the result of errors in the Company’s income tax provision. These errors arose from using incorrect tax rates in determining certain deferred tax balances, incorrect calculation of certain tax credits and incorrect adjustment of changes in estimates between the 2005 income tax provision and the 2005 income tax returns. These errors decreased the income tax provision by $7.3 million, net deferred income tax liability by $1.9 million and current taxes payable by $5.4 million. The Company also recorded certain other adjustments related to 2006 unadjusted differences that were considered not to be material at the time the 2006 consolidated financial statements were originally prepared, but because of the restatement are now being recorded in the 2006 results. These adjustments decreased net income for 2006 by $1.2 million (net of an income tax recovery of $0.9 million). Several of these immaterial adjustments were corrected in 2007, but because of the restatement of the 2006 results, are now being reversed in the 2007 results. Years prior to 2006 were not affected by these errors.

As a result of the restatement of the 2006 results, the Company has determined that a material weakness in its internal control over financial reporting as it relates to its income tax provision existed as at December 31, 2007, because the Company did not maintain effective controls over the accounting for income taxes, including the determination and reporting of current income taxes payable, deferred tax assets and the related income tax provisions. Specifically, the Company did not have sufficient personnel to enable it to properly consider and apply generally accepted accounting principles for income taxes, review and monitor the accuracy and completeness of certain components of the income tax provision calculations and the related deferred taxes and current income taxes payable and ensure that the rationale for certain tax positions was appropriate.

As a result of this material weakness, the Company has concluded that as of December 31, 2007, the Company’s internal control over financial reporting was not effective. In addition, until remediated, this material weakness could result in a future misstatement in tax-related accounts that would result in a material misstatement to the Company’s financial statements that would not be prevented or detected.

The Company plans to remediate the material weakness in internal control described above to provide reasonable assurance that errors and control deficiencies of this type will not recur. Specifically, the Company has elected to outsource the preparation of its tax provision to a large independent public accounting firm, commencing with the preparation of the provision for the first quarter of 2008. This accounting firm, together with the Company, will also review and redesign tax accounting processes and controls, including increasing the level of review and discussion of significant tax issues and improving the level of supporting documentation concerning such issues. The Company will monitor the effectiveness of these procedures and will make any changes that are deemed appropriate.

Financial Information

This press release contains condensed financial information derived from the audited consolidated financial statements for the years ended December 31, 2007 and 2006, which together with Management’s Discussion and Analysis for these same periods, will be filed with the relevant regulatory agencies, as well as posted on our website at www.angiotech.com.

The following table presents a reconciliation of the differences in items reported in the preliminary 2007 unaudited financial results announced on February 14, 2008 as compared to the audited consolidated statement of operations for the year ended December 31, 2007. In addition, this table presents a reconciliation of the differences in items restated in the consolidated statement of operations for the year ended December 31, 2006 as compared to results originally reported. Additional information regarding the restatement, including a summary balance sheet, can be found in note 1(b) to the December 31, 2007 audited consolidated financial statements. Amounts, unless specified otherwise, are expressed in U.S. dollars. Financial results are reported under U.S. generally accepted accounting principles. All per share amounts are stated on a diluted basis unless otherwise noted.

ANGIOTECH PHARMACEUTICALS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

(in thousands of U.S.$, except per share data)	December 31, 2007	December 31, 2006

					As
	As Reported				Previously			As
	(Preliminary)	Adjustments		Revised	Reported	Restatements		Restated
Statement of Operations
License and royalty fees	18,652	-		18,652	25,605	381	a.	25,986
Cost of products sold	95,529	(580)	b.	94,949	68,067	1,476	b.	69,543
Selling, general and administrative	99,713	(398)	c.	99,315	78,732	201	c.	78,933
Operating (loss) income	(21,717)	978		(20,739)	60,222	(2,058)		58,164

Income (loss) from continuing operations before income taxes and
cumulative effect of change in accounting	(71,570)	978		(70,592)	22,173	(2,058)		20,115
Income tax expense (recovery)	(23,608)	9,063	d.	(14,545)	10,279	(8,187)	d.	2,092
Net loss from discontinued operations, net of taxes	(11,395)	1,502	e.	(9,893)	(7,708)	-		(7,708)
Net (loss) income for the period	(59,357)	(6,583)		(65,940)	4,585	6,129		10,714

Basic net (loss) income per common share from continuing
operations	(0.56)	(0.10)		(0.66)	0.14	0.07		0.21
Diluted net (loss) income per common share from continuing
operations	(0.56)	(0.10)		(0.66)	0.14	0.07		0.21

		December 31, 2007	December 31, 2006
a.)	Royalty expense adjustments:
	Reclassification of royalty expense from selling, general and administrative	-	577
	Reclassification of royalty expense to cost of products sold	-	(196)
			381
b.)	Cost of products sold adjustments:	-
	Overvaluation of inventory in 2006 and its reversal in 2007	(580)	580
	Reclassification of royalty expense to cost of products sold (note a)	-	196
	Net impact of fair value change of inventory on acquisition	-	700
		(580)	1,476
c.)	Selling, general and administrative adjustments:
	Stock-based compensation in 2006 and its reversal in 2007	282	(282)
	Reverse travel costs related to acquisitions previously capitalized as goodwill	-	380
	Reclassify royalties that had been expensed in general and administrative (note a)	-	(577)
	Litigation expenses related to 2006 and its reversal in 2007	(680)	680
		(398)	201
d.)	Income tax expense from continuing operations adjustments:
	Tax adjustment related to finalization of the 2007 income tax provision	5,184	-
	Correction of income tax error in 2006 and its reversal in 2007	1,900	(7,298)
	Reclassify income tax expense from discontinued operations	1,502	-
	Tax effect on the adjustments of a. through c. in 2006 and its reversal in 2007	477	(889)
		9,063	(8,187)
e.)	Net loss from discontinued operations adjustment:
	Reclassify income tax expense to continuing operations (note d)	1,502	-

Forward Looking Statements
Statements contained in this press release that are not based on historical fact, including without limitation statements containing the words “believes,” “may,” “plans,” “will,” “estimate,” “continue,” “anticipates,” “intends,” “expects” and similar expressions, constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and constitute “forward-looking information” within the meaning of applicable Canadian securities laws. All such statements are made pursuant to the “safe harbor” provisions of applicable securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our strategies or future actions, our targets, expectations for our financial condition and the results of, or outlook for, our operations, research development and product and drug development. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Many such risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: general economic and business conditions, both nationally and in the regions in which we operate; market demand; technological changes that could impact our existing products or our ability to develop and commercialize future products; competition; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; adverse results or unexpected delays in drug discovery and clinical development processes; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products; the requirement for substantial funding to conduct research and development and to expand commercialization activities or consummate acquisitions; the accuracy of our estimations of the size of the market, and the potential market, for our products in specific disease areas; sales numbers and future guidance publicly provided by Boston Scientific Corporation regarding sales of their paclitaxel-eluting coronary stent products; and any other factors that may affect performance. In addition, our business is subject to certain operating risks that may cause the actual results expressed or implied by the forward-looking statements in this report to differ materially from our actual results. These operating risks include: our ability to attract and retain qualified personnel; our ability to successfully complete preclinical and clinical development of our products; changes in business strategy or development plans; our failure to obtain patent protection for discoveries; loss of patent protection resulting from third party challenges to our patents; commercialization limitations imposed by patents owned or controlled by third parties; our ability to obtain rights to technology from licensors; liability for patent claims and other claims asserted against us; our ability to obtain and enforce timely patent and other intellectual property protection for our technology and products; the ability to enter into, and to maintain, corporate alliances relating to the development and commercialization of our technology and products; market acceptance of our technology and products; our ability to successfully manufacture, market and sell our products; the ability of Boston Scientific Corporation to successfully manufacture, market and sell their paclitaxel-eluting coronary stent products; the continued availability of capital to finance our activities; our ability to achieve the financial benefits expected as a result of the acquisition of American Medical Instruments Holdings, Inc. (“AMI”); and any other factors referenced in our annual information form and other filings with the applicable Canadian securities regulatory authorities or the SEC. Given these uncertainties, assumptions and risk factors, readers are cautioned not to place undue reliance on such forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained in this press release to reflect future results, events or developments.

About Angiotech Pharmaceuticals
Angiotech Pharmaceuticals, Inc. is a global specialty pharmaceutical and medical device company with over 1,500 dedicated employees. Angiotech discovers, develops and markets innovative treatment solutions for diseases or complications associated with medical device implants, surgical interventions and acute injury. To find out more about Angiotech (NASDAQ: ANPI, TSX, ANP) please visit our website at www.angiotech.com.

FOR ADDITIONAL INFORMATION:

Deirdre Neary
Manager, Investor Relations and Corporate Communications
Angiotech Pharmaceuticals, Inc.
(604) 222-7056
dneary@angio.com